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                                                                       Exhibit B
                                SUPPLY AGREEMENT

THIS AGREEMENT (hereinafter "Agreement"), is made the 31st day of January, 1999, by and between AmeriServe Food Distribution, Inc., a Delaware corporation, (hereinafter "Seller"), and Carrols Corporation ("Buyer), a Delaware corporation with its principal place of business located at 968 James Street, Syracuse, New York 13203 (hereinafter collectively referred to as "Buyer'). This Agreement replaces, in its entirety, the Supply Agreement dated April 1, 1994 between Buyer and Seller.

                                    RECITALS

      A. Buyer is the owner and operator of certain Burger King(R) restaurants ("Restaurants") identified on Exhibit "A" attached hereto, and has the authority to enter in this Agreement on behalf of all individuals who are franchisees for the listed restaurants who shall be jointly and severally bound under this agreement.

      B. Seller is an approved distributor of food, paper, dairy, produce, and other products sold or used in Burger King(R) restaurants.

      C. Seller is a firm, which carries products required and desired by the Restaurants.

      D. Seller desires to perform, or on exclusive basis, the functions of purchasing, warehousing, and distributing certain products for and to the Restaurants.

      THEREFORE, in consideration of the premises, and of the mutual agreements contained herein, the parties hereto agree as follows:

      1. SUBJECT MATTER OF AGREEMENT. Buyer hereby agrees to purchase continuously from Seller, and Seller hereby agrees to distribute and sell continuously to (hereinafter collectively referred to as "supply") Buyer all of certain Burger King(R) approved food, paper, dairy, produce, premium, and other products required by Buyer in accordance with the terms and conditions contained herein.

      2. TERM. The Term of this Agreement shall commence on April 1, 1999, and shall continue in full force and effect for five (5) years from such date, unless terminated earlier in accordance with the provisions hereof. Each twelve-month period within the Term shall be referred to as a "Contract Year.


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      3. LOCATIONS. Seller shall supply all of the existing Burger King
Restaurants owned by Buyer and its affiliates as well as any future Restaurant opened by Buyer. If Buyer sells or transfers a Restaurant during the Term of this Agreement, Buyer, if so requested by Seller, will use all reasonable efforts to assign this Agreement to the buyer or transferee of said Restaurant(s).

      4. PRODUCTS. Seller shall supply the Restaurants and Buyer shall purchase from Seller in the quantities constituting the total requirements of the Restaurants for all items of approved Burger King products unless permitted to be excluded by Seller. Products will be purchased in accordance with the Burger King Corporation (BKC) Approved Brands and Processors List. Multiple vendors for the same product will not be required.

      If for any reason Seller's supply of any products in any Service Center Area or in all Service Center Areas shall be insufficient to meet all of its customer orders, Seller shall have the right, at its option and without liability hereunder, to apportion its available supply of such products in such Service Center Area or all Service Center Areas among any and all of its customers in an equitable manner. In such event, Buyer shall be permitted to purchase unavailable supplies from other sources without liability to Seller.

      It is agreed that the prices listed in Exhibit B were determined and agreed to by Buyer and Seller based on the weight, cube and pack size of the Restaurant Products at the time of the signing of this Agreement. A change in a Restaurant Product's weight, cube or pack size caused by a change requested by Buyer, a change by the supplier or a change in suppliers subsequent to the signing of this Agreement or the introduction of New Restaurant Products, may be financially detrimental to Seller or Buyer. Therefore, if the average weight, cube or pack size of approved Restaurant Products change after the signing of this Agreement, then the prices shall be equitably adjusted and agreed upon by Buyer and Seller.

      Additionally, if Buyer's specifications for Restaurant Products change which materially increase Sellers costs to provide its services under this Agreement, Buyer will reasonably and in good faith negotiate with Seller requested changes to the prices listed on Exhibit B. The prices to be paid by Buyer assume that Seller will continue to receive standard vendor payment terms and prompt pay discounts consistent with those in effect on the date of this Agreement. In the event these terms or discounts are changed as a result of actions taken by RSI, Buyer and Seller will attempt to obtain satisfactory adjustment in terms or discounts through RSI or the authorized Burger King buying agent. If such adjustments are not obtained, Buyer will reasonably and in good faith negotiate with Seller requested changes to the prices of the affected items listed on Exhibit B. Sellers inability to pay vendor on a timely basis thereby resulting in a change in vendor terms will not result in any adjustment to prices.


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5. DELIVERY FREQUENCY AND SERVICE LEVEL.

      a. All orders for Products for any Restaurant shall be tendered to Seller by 2:00 p.m., or such later time as may be established by the distribution center, one day prior to the scheduled loading date of the vehicle servicing such Restaurant. (Example: orders for a standard one-day route, loading Tuesday for Wednesday delivery will be required by 2:00 p.m. on Monday.) Seller shall initially assign to each Restaurant the day and approximately time when that Restaurant will be required to place its order, which date and time may be adjusted periodically. Within twelve months of the commencement of this Agreement, Seller will provide all software and hardware (if required) to enable all Restaurants to place orders electronically. After the twelve month introductory period, any Restaurants not using electronic ordering will be charged an additional $.10 per case.

      b. Seller shall make deliveries to the Restaurants on a twice per week basis or three times per week for high volume restaurants based on mutual agreement of Buyer and Seller. Seller shall immediately notify a Restaurant if a delivery will be delayed more than two hours from the scheduled delivery time. Seller shall establish delivery routes for maximum efficiency, which may be adjusted to accommodate volume fluctuations. No deliveries will be made between 11:00 am. and 1:30 p.m. unless otherwise agreed by Buyer and Seller. Seller agrees to fill emergency orders ("Special Deliveries") requested by Buyer to provide continuity of service to the Restaurants. A delivery fee of $50.00 per order or $.50 per mile (round trip), whichever is greater, will be added to then invoice total for any Special Delivery at Seller's option. If Special Delivery is due to Seller being in an out of stock situation, Special Delivery will be made within 24 hours and at no cost to Buyer. Seller will staff its delivery routes with double drivers, driver/helper, or single drivers at its option.

      c. Buyer may elect to have "tailgate" deliveries for any or all of the Restaurants served hereunder in a Service Center Area so long as Seller is able to assemble a regularly scheduled route without materially impairing the overall efficiency of Seller's routing where all restaurants on the route elect tailgate service. If requested by Buyer, Seller agrees to use reasonable efforts to cooperate with Buyer in establishing such a tailgate route as described in the preceding sentence. In such event the "tailgate" deliveries shall be made in accordance with and subject to Seller's terms, conditions and practices for "tailgate" deliveries. "Tailgate" discount will be $.08 per full case.

      d. All Products will be sold and distributed, and all services will be rendered by Seller hereunder, in compliance with all requirements and obligations under the BKC Distribution Agreement and BKC's then current Quality Assurance Standards. Without limiting the foregoing, (i) all Products will be stored, handled and transported in accordance with BKC's then-current Quality Assurance Standards, including, without limitation, Products requiring frozen or refrigeration storage, (ii) all drivers shall act in a professional and courteous manner, (iii) all tractors and trailers shall be maintained in a


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clean condition, (iv) all Products shall be delivered in a manner to minimize damage. All items shall be delivered by Seller's employees or agents to a storage location within each Restaurant, as reasonably designated by each Buyer and (v) deliveries will be made within time limits established based on target driver unload rates. Average unload time for a standard, 120-case delivery on a restaurant lot which allows tractor/trailer parking adjacent to delivery entrance will be one hour.

The Buyer shall retain the right to make claims for short or mistaken delivery of Restaurant Products; provided, however, that any such claim must be noted on the delivery receipt or in the case of a key drop be made by telephone by 10:00 a.m. of the day of the delivery. If the Buyer decides to return any nonperishable, saleable Restaurant Products ordered by the Buyer and delivered to it within specification, not damaged, with sufficient shelf life for resale, Seller shall charge Buyer for taking back such Restaurant Products an amount equal to fifteen percent (15%) of the invoice price of such Restaurant Products as a restocking fee. The parties shall work cooperatively to dispose of obsolete inventory, requested to be stocked by the local ADI, a franchisee or franchisees, (including promotional items and kids' meals) as promptly and expeditiously as possible and Seller may assess a 1.5% monthly storage fee for all such obsolete items until actual disposal.

      e. In the event of any Product recall, Seller shall provide all reasonable assistance to Buyer, the Purchasing Agent, BKC and its designees in connection therewith.

      f. Seller shall assign an account representative to Seller's activities with Buyer. Such account representative shall maintain contact with the Buyer on a mutually agreed upon basis to ensure that service levels and Restaurant requirements are being met.

6. PRICE.

      a. Buyer shall pay Seller for the products and services provided based upon "Cost" plus an appropriate dollar mark-up as described in Exhibit B.

      b. The Cost plus payment shall compensate Seller for the cost of goods provided and for services rendered, which services shall include, but not be limited to, purchasing, receiving, storing, selecting and transporting. "Cost" as used herein shall be based on item's cost as quoted by R.S.I. or in the absence of an R.S.I. quote, by the product's vendor. Only items, which have a 2-week usage quantity, which is less than a full truckload will be costed, based on L.T.L. (Less-Than-Truckload) quantities. All others will be costed at full truckload. The L.T.L. bracket will be established based on the bracket closest to one week's annualized usage of the product.

      c. The per case charges (not the percentage mark-up) on Exhibit B attached hereto shall be subject to an annual adjustment at the beginning of each contract year to reflect any increase or decrease in the Consumer Price Index. (Consumer Price Index for All Urban Consumers (CPI-U), U.S. City Average, All Items (Base Year 1982-


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84=100)). The CPI increases shall not begin until the CPI increases by more than
4% from the Agreement commencement date and then only to the extent that the cumulative increase exceeds 4%. Any changes above the first 4% increase shall be cumulative but shall be capped at three percent (3%) per annum.

      d. In the event Seller implements pricing to other Burger King restaurants with the same delivery and service requirements, average geographic proximity and cost to service, for a lower net fee than that described in Exhibit B or in 7(b) below then Buyer will be offered such lower mark-up.

7. INVOICE AND PAYMENT TERMS.

      a. Seller will invoice Buyer at the time of delivery to the Restaurant for all goods and services supplied hereunder in accordance with the prices described above.

      b. Buyer shall make payment to Seller for all goods and services provided hereunder in accordance with the terms described below.

            i. Buyer shall make payment to Seller for all goods in accordance with the following terms:

                  (A) Payment for all deliveries made during the current month shall be paid by the 15th of the following month (30 day average).

                  (B) Prompt payment discounts may be taken as follows:

                        1) A discount of .425% may be taken on the invoice amount of all invoices for deliveries made during the 1st through the 15th of the current month and paid by the last banking day of the current month and for deliveries made during the 16th through month-end paid by the 15th of the following month (22.5 days average).

                        2) A discount of .775% may be taken on the invoice amount of all invoices for deliveries made during the current week (Saturday through Friday) and paid Monday of the second following week (14 days average).

                        3) A discount of 1.075% may be taken on the invoice amount of all the invoices for deliveries made during the current week and paid by Monday of the following week (7 day average).

                        4) A discount of 1.425% may be taken on the invoice amount of all invoices which are paid on a cash-on-delivery (C.O.D.) basis.


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                        5) During the third month of the fiscal quarter for
Buyer the following cash discount may be taken so long as during the 15 days prior to this discount period Buyer was availing itself of the 1.425% discount for payment being made on a cash-on-delivery (C.O.D.) basis:

                              A discount of .775% may be taken on the invoice
amount of all invoices for deliveries made during the four week period starting on or after the fourth Monday prior to the end of Buyers' fiscal quarter and ending on Buyers' fiscal quarter and paid on the day following the end of Buyers' fiscal quarter.

            ii. No prompt payment discount shall be allowed on the invoice amount of any taxes, other special promotional items (including premiums) set forth on Exhibit "B" or products on which prices or price terms are governed or otherwise controlled by state law.

            iii. No prompt payment discount can be taken or earned at any time when Buyer has any past -due amount balance for items sold and delivered except those which relate to invoices which are disputed in good faith. Invoices must be paid in full. Credits may not be taken until credit memos are received by Buyer, which credit memos will be delivered to Buyer with the second scheduled delivery to Buyer. Credits not received may be deducted by Buyer. A copy of invoice with deduction marked by driver or credit slip signed by driver at delivery must be forwarded to Seller with payment as proof of deduction.

      c. All payments shall be sent to the place set forth on Seller's invoices. An invoice shall be considered "paid" only upon receipt of a wire transfer or check (which is not returned) at Seller's lock box or other place to which payments are required to be made as set forth on Seller's invoices. Past due accounts are subject to pre-pay before product loading. Past due amounts are subject to a late charge of 1.5% per month.

      d. Seller will invoice Buyer at the time of delivery to the Restaurant for all goods and services supplied hereunder. Except for invoices disputed in good faith, payments not received by the dates specified in b(i)(A) will be considered past due, and subsequent deliveries to Buyer may, at Seller's discretion, be placed on a cash on delivery ("C.Q.D.") basis; provided, however, that if Buyer thereafter makes payment of all past due balances and establishes a satisfactory payment record, Seller will review Buyer's account balances and credit worthiness in a reasonable manner and may extend credit to Buyer on such terms and conditions as Seller may reasonably determine and excepting that, if Buyer makes payment of all past due balances within four business days of their becoming past due, Seller shall re-establish Buyer's credit without review, unless Buyer becomes past due twice within a 18-month period, in which case the review and credit determination stated above shall apply; such review will not eliminate or reduce the prompt payment discounts specified in b(i)(B). In the event of a restriction of credit, Buyer has the right to request a credit review every sixty days.


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       e. The Cost plus provisions and discount payment terms of this Agreement are in lieu of any and all price discount programs and policies of Seller, now in effect or hereafter instituted.

8. MARKETING ALLOWANCE. In exchange for Buyer's agreement to this long-term Supply Agreement, Seller will provide a Marketing Allowance of $5,000 per restaurant owned by Buyer at the time the Supply Agreement commences or opened by January 15, 1999. In the event Buyer has past due balances owed to Seller, the Marketing Allowance will first be applied to such balances.

9. ELIGIBILITY OF BUYER TO PARTICIPATE IN FUTURE DISTRIBUTION SERVICES PROGRAMS APPROVED BY BURGER KING CORPORATION

Seller understands and recognizes that Buyer [is/are] Burger King(R) franchisee(s). Seller also acknowledges that Burger King Corporation ("BKC"), the National Franchisee Association, Inc. ("NFA"), an association made up exclusively of Burger King franchisees, and Restaurant Services, Inc. ("RSI"), a purchasing cooperative having Burger King franchisees and BKC as its members have endorsed the formation of an RSI Ad Hoc Distribution Committee (the "Committee"). Seller also understands that the Committee was formed for the purpose of and is empowered to study, develop and recommend the implementation of a new and/or modified distribution service system for the Burger King System in the United States that will result in efficiencies and related cost savings for both Buyer and Seller and improved service levels for the Burger King System (the "New Distribution Program"). Finally, Seller understands that if the Committee's recommendations are approved by BKC the New Distribution Program will be implemented on or after July 1, 1999.

In the event that BKC approves the Committee's recommendation and implementation of the New Distribution Program commences, Seller agrees that Buyer shall have each of the following rights beginning on the commencement of the implementation of the New Distribution Program ("Buyer's New Program Rights"):

(a) Buyer shall have the absolute right to terminate this Agreement upon notice to Seller at any time beginning on the commencement of the implementation of the New Distribution Program, and Seller's sole and exclusive remedy at law and at equity (except for outstanding accounts payable and other items to be returned under the Agreement) for such early termination shall be repayment by Buyer to Seller on a pro rata basis the $5,000 marketing allowance (the "Marketing Allowance") paid by Seller to Buyer upon the execution of this Agreement. For purposes of this paragraph the term "pro rata" means $5,000 divided by the total number of months of this Agreement with said sum then being multiplied by the total number of months remaining under this Agreement prior to its termination. For example, if the Marketing Allowance is $5,000, the term of the Agreement is 60 months, and the Agreement is terminated with 50 months remaining, the calculation would be as follows: $5,000 / 60 months = $83.33 and $83.33 x 50 = $4,166.50, i.e., Buyer would have an obligation to repay Seller $4,166.50; or


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(b)   If Seller elects to participate in the New Distribution Program, Buyer shall have the right to ratify and confirm this Agreement subject to the inclusion in this Agreement of any and all commercial terms and conditions of service, including, without limitation, price, that would provide additional benefits to Buyer that are a part of the New Distribution Program. Seller agrees that all additional benefits of the New Distribution Program will be automatically incorporated by reference into this Agreement and any terms of this Agreement that would conflict with the terms of the New Distribution Program will be automatically deleted.

(c) If Seller elects not to participate in the New Distribution Program, then Buyer shall have the rights described in (a) above (but not the rights described in (b) above) or the right to keep the this Agreement intact without repayment of the Marketing Allowance.

10. TITLE AND RISK OF LOSS.

      a. Seller shall bear all risk of loss, damage, or destruction until title passes to Buyer. Title to all goods shall pass upon delivery to the respective Restaurants subject to rejection of certain items by notation on the delivery ticket. Except in the case of night deliveries or so-called "key" deliveries, all deliveries shall be checked in jointly by the driver of the delivery vehicle and an authorized representative of Buyer, both of whom shall note on the delivery ticket any shortages and damaged or rejected goods. Seller shall ensure that all billings reflect all shortages and damaged or rejected goods noted on the delivery ticket. Buyer shall make arrangements through Seller's order department for any goods to be returned to Seller. Seller shall issue a receipt to Buyer for any goods picked up for return to ensure that Buyer receives a proper credit therefor. Seller shall issue any credits in accordance with its Product Credit Policy, as amended by Seller from time to time. Credit memos are due to Buyer by the second restaurant delivery following the delivery which generated the credit.

      b. Seller will acquire and maintain an inventory of new products (i.e., those which have no prior sales history within the Burger King System), special promotional products (e.g., licensed premiums), and other like products. If Seller orders such products based upon sales projections or other estimates or commitments provided by Buyers (the franchisees or their designated representative), then at the conclusion of the promotion or test, or upon expiration of the product shelf life, whichever comes first, Buyer agrees to reimburse Seller for the Cost of any unsold products that Seller had ordered or committed for based on Buyer's estimates.

      c. In the event this Agreement is canceled by Buyer, Buyers will use best efforts to ensure the successor distributor will purchase Burger King proprietary products at Seller's cost within 60 days of termination, provided these products may, at the termination of Seller's service to Restaurants, be consumed prior to the product expiration date stamped by the manufacturer on each carton.


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11. AUDIT.

      a. R.S.I. Cost Notifications, Vendor Price Notifications and freight rate bracket schedules, will be made available to Buyer. These will be the basis for matching against product costs established by Seller for pricing to Buyer. Buyer must provide a list of Seller invoice dates and items to be audited.

      b. Seller and Buyer agree to work together in good faith to resolve any conflict. In the event of a conflict between Buyer's audit of Seller and Seller's audit which cannot be resolved, if the amount involved exceeds $10,000.00, then Buyer or Seller may give the other written notice (the "Notice of Disputes") which shall specify in detail the nature of any disagreements so asserted. All matters specified in any Notice of Dispute shall be submitted for resolution by arbitration in Dallas, Texas in accordance with the rules of the American Arbitration Association (AA) by an arbitrator mutually appointed by Buyer and Seller. If within ten (10) days of the Notice of Dispute the parties are unable to agree upon the selection of an arbitrator, then either party may request the AAA to select an arbitrator who is willing to perform such services. The arbitrator selected shall consider only the disputed items set forth in the Notice of Dispute. The arbitrator shall act promptly to resolve all disputed matters and its decision shall be final and binding on the parties. The fees and expenses of the arbitrator shall be shared 50% by all Buyers alleging a conflict and 50% by Seller. Nothing herein shall prevent or delay Seller from seeking any available legal or equitable remedies to collect past due accounts receivable from any Buyer, including, without limitation, the filing of a collection lawsuit.

12. CONFIDENTIALITY. Seller and Buyer agree that all information as to quantity, Cost, and price of goods and services shall be maintained in confidence, except that such information may be provided by either party to its auditors, consultants, advisors and in any manner proscribed by law and to any prospective purchasers of all or part of their respective businesses.

13. CHANGE OF CONTROL. In the event of a change of control of Buyer a portion of Buyer's restaurants (i.e., the sale of a majority of the capital stock of Buyer, the sale of a substantial portion of Buyer's assets, the merger, consolidation or recapitalization of Buyer, etc.), all amounts owing by Buyer to Seller, for the affected restaurants, as the case may be, shall be immediately due and payable, and Buyer shall be required to pay such amounts to Seller no later than the closing of the transaction(s) relating to such change of control.

14. SELLER'S INDEMNITY. Seller hereby agrees to protect, indemnify, defend and save Buyer, its affiliated companies and the officers, directors, employees, agents and legal representatives of same, harmless from any and all claims, demands, suits, causes of action, or actions, whether meritorious or not, arising out of or related to the performance of Seller's duties and obligations or failure to so perform under this


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Agreement, including but not limited to the storage and delivery of Products to each of the Restaurants.

15. BUYER'S INDEMNITY Buyer hereby agrees to protect, indemnify, defend and save Seller, its affiliated companies and the officers, directors, employees, agents and legal representatives of same, harmless from any and all claims, demands, suits, causes of action, or actions, whether meritorious or not, arising out of or related to the performance of Buyer duties and obligations or failure to so perform under this Agreement, or to the extent such claim, demand, suit, or action related to the use, handling, or preparation of any Product, including but not limited to any claimed defect or contamination of any Product, arising after delivery thereof to Buyer, and any actual or alleged infringement of any United States or Foreign Letters Patent, trademarks, copyrights, or other proprietary rights relating to the Products.

16. FORCE MAJEURE. Neither party shall be liable for any delay or untimely performance which is directly caused by non-Seller related strikes, floods, fires, acts of God, or acts or regulations of any governmental authority which are beyond the control of the performing party ("Force Majeure").

17. DEFAULT. Each party upon material breach of this Agreement by the other party, which is not cured within the period specified below, shall be entitled to (a) terminate this Agreement and (b) with respect to all breaches (material or otherwise) recover its damages according to law. In addition to the other provisions of this agreement, a breach hereunder shall exist if any of the following events shall occur and be continuing: (i) if a proceeding is instituted by or against either party under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law to be adjudicated a bankrupt or insolvent provided that the parties have 60 days to have an involuntary petition in bankruptcy dismissed; (ii) the appointment of or taking possession by a custodian, receiver, liquidation, assignee, trustee or similar official of all or a substantial part of the assets of either party; (iii) the assignment of all or substantially all of the assets of either party for the benefit of creditors of either party; or (iv) if either party shall admit in writing its inability to pay its debts as they become due. It is further understood that Seller's failure to deliver any shipment of products hereunder, or Seller's delivery of any shipment of non-conforming products, shall be deemed, subject to the terms and conditions hereof, to be a breach with respect to such shipment only and that such default does not substantially impair the value of this Agreement to Buyer as a whole, nor shall it be deemed to constitute a breach of this Agreement as a whole. Without limiting the foregoing, in the event Seller fails to make deliveries to one or more Restaurants, fails to make deliveries in accordance with this Agreement within a given Service Center Area, or fails to make deliveries to all of the Restaurants in accordance with this Agreement, then Buyer shall give Seller written notice of such failure, specifying in reasonable detail the alleged failure to perform, and providing Seller with the opportunity to cure such alleged failure to perform within 30 days from receipt of such notice or within 3 days if failure is related to product which is non-conforming or rejected or to un-delivered


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product. No default by Seller shall be deemed to have occurred unless Seller has failed to cure such alleged default within such 30-day period or 3 day period.
In the event of a pattern of repeated material failures by Seller to perform, Buyer may terminate this Agreement; however, if such patterns are related to a specific Service Center, Buyer may elect to terminate the Agreement with respect to only that Center.

18. CONSTRUCTION. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas except to the extent that these laws are governed by the federal laws of the United States, including, but not limited to, all matters of construction, validity and performance.

19. ARBITRATION.

      a. Except as otherwise provided herein, any controversy or claim arising out of or relating to this Agreement or the breach hereof shall be settled by arbitration in accordance with such rules as may be agreed upon by Seller and Buyer, or, failing agreement, in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "AA") as such rules may be modified herein.

      b. An award rendered in connection with arbitration pursuant to this Section shall be final and binding, and judgement upon such an award may be entered and enforced in any court of competent jurisdiction.

      c. The forum for arbitration under this Section shall be Dallas, Texas and the governing law for such arbitration shall be the law of the State of Texas.

      d. Arbitration under this Section shall be conducted by a single arbitrator selected jointly by Seller and Buyer. If within thirty (30) days after a demand for arbitration is made, Seller and Buyer are unable to agree on a single arbitrator, three arbitrators shall be appointed. Seller and Buyer shall each select one arbitrator and those two arbitrators shall then select within thirty (30) days a third neutral arbitrator. In connection with the selection of a single arbitrator or the third arbitrator, consideration shall be given to familiarity with distribution of food and related products and experience in dispute resolution between parties, as a judge or otherwise. If the arbitrators selected by Seller and Buyer cannot agree on a third arbitrator, they shall discuss the qualifications of such third arbitrator with the AA prior to selection of such arbitrator, which selection shall be in accordance with the Commercial Arbitration Rules of AAA.

      e. If an arbitrator cannot continue to serve, a successor to an arbitrator selected by Seller and Buyer shall be also selected by the same party, and a successor to a neutral arbitrator shall be selected as specified in subsection
(d) of this Section. A full rehearing will be held only if the neutral arbitrator is unable to continue to serve or if the remaining arbitrators unanimously agree that such a rehearing is appropriate.


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      f. the arbitrator or arbitrators shall be guided, but not bound, by the
Federal Rules of Evidence and by the procedural rules, including discovery provisions, of the Federal Rules of Civil Procedure. Any discovery shall be limited to information directly relevant to the controversy or claim in arbitration.

      g. The parties shall each be responsible for their own costs and expenses, except for the fees and expenses of the arbitrators, which shall be shared equally by Seller and Buyer.

20. NOTICES. All notices, requests, demand and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been properly given if mailed first class, postage prepaid, certified mail, return receipt requested, or by express mail, or other express courier service, as follows:

IF TO SELLER:            AMERISERVE
                         1500 San Remo Ave., 3 Floor
                         Coral Gables, FL 33146
                         Attention: Senior Vice President -- Burger King
                                    Account

WITH A COPY TO:          AMERISERVE
                         14841 Dallas Parkway
                         Dallas, TX 75240-2100
                         Attention: Senior Vice President and General Counsel

IF TO BUYER:

21. ASSIGNMENT. Neither Buyer nor Seller may assign its rights and obligations under this Agreement to any third party without the consent of the other party, which consent shall not be unreasonably withheld; except that Seller may assign its rights and obligations under this Agreement without Buyer's consent to any party controlled by, or under common control with Seller, or to any purchaser of all or a substantial part of its business or assets.

22. INSURANCE Seller agrees to maintain comprehensive commercial general liability coverage with an insurer during this Agreement with coverage, including product liability, of $25 million. Seller will provide proof of insurance upon request.


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

23. OTHER GENERAL PROVISIONS.

      a. The headings in this Agreement are used only as a matter of convenience and for reference and shall not define, limit or describe the scope of this Agreement or the intent of any provision.

      b. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute a single document.

      c. Any provisions of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extend of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. If any court or panel of arbitrators determines that any covenant is invalid or unenforceable, all other covenant shall not thereby be affected and shall be given full effect, without regard to the invalid portions.

      d. The provisions of this Agreement shall be interpreted in accordance with the laws of the State of Texas.

      e. No party shall be responsible for delays or defaults under this Agreement if such delay or default is occasioned by war, strikes, fire, an act of God or other causes beyond such party's control.

      f. Notwithstanding any provision or reference in this Agreement to the contrary, in no event shall Buyer or Seller be liable to the other for any consequential, special, exemplary, incidental or punitive damages, including lost profits or business opportunities.

      g. This Agreement, including the Schedules hereto, sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated by them and supersedes any and all bid requirements, proposals, drafts, prior agreements and understanding relating to the subject matter of this Agreement. All the terms and conditions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by Buyer and Seller and their respective heirs, successors and assigns. This agreement shall not be amended except in writing signed by all parties hereto. No provision, requirement, or breach of this Agreement may be waived by any party except in writing. If any party fails to enforce any right to remedy available under this Agreement, that failure shall not be construed as a waiver of any right or remedy with respect to any other breach or failure by the other parties.


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

      h. Annexed as Exhibit" C" is Carrols' Policy on Sexual Harassment, which Seller acknowledges and agrees that it will advise all of its employees of. Seller will indemnify and hold Buyer harmless for all claims arising out of the failure of Seller's employees or agents to comply with said policy; such indemnification shall include attorney's fees and costs.

                                        "SELLER": AmeriServe Food
                                        Distribution, Inc.

                                        BY: /s/ Robert H. Winstead
                                           -------------------------------------
                                           SVP Burger King Account


                                        "BUYER" CARROLS CORPORATION

                                        BY: /s/ Joseph Zirkman
                                           -------------------------------------
                                           Joseph Zirkman, V. President


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